Exhibit 10.2
Retention Agreement
This Retention Agreement (the “Agreement”) is entered into as of January 29, 2021 (the “Effective Date”) by and between Rajeev Goel (the “Executive”) and PubMatic, Inc., a Delaware corporation (the “Company”).
1.Term of Agreement.
Except to the extent renewed as set forth in this Section 1, this Agreement shall terminate the earlier of the third (3rd) anniversary of the Effective Date (the “Expiration Date”) or the date the Executive’s employment with the Company terminates for a reason other than a Qualifying Termination or CIC Qualifying Termination; provided however, if a definitive agreement relating to a Change in Control has been signed by the Company on or before Expiration Date, then this Agreement shall remain in effect through the earlier of:
(a)The date the Executive’s employment with the Company terminates for a reason other than a Qualifying Termination or CIC Qualifying Termination, or
(b)The date the Company has met all of its obligations under this Agreement following a termination of the Executive’s employment with the Company due to a Qualifying Termination or CIC Qualifying Termination.
This Agreement shall renew automatically and continue in effect for three (3) year periods measured from the initial Expiration Date, unless the Company provides Executive notice of non-renewal at least three (3) months prior to the date on which this Agreement would otherwise renew. For the avoidance of doubt, and notwithstanding anything to the contrary in Section 2 or 3 below, the Company’s non-renewal of this Agreement shall not constitute a Qualifying Termination or CIC Qualifying Termination.
2.Notice of Termination.
To the extent permitted by law, by his or her signature below, Executive hereby agrees that he or she shall provide the Company with at least two (2) months of advance written notice prior to voluntarily terminating his or her employment with or service to the Company. For the avoidance of doubt, this notice requirement shall not apply in the event of Executive’s resignation for Good Reason. Further, for the avoidance of doubt, nothing in this Section 2 shall restrict the ability of the Company to cancel such two (2) month notice period or otherwise to terminate Executive’s employment at any time, with or without Cause, subject to the provisions of this Agreement.
3.Qualifying Termination. If the Executive is subject to a Qualifying Termination, then, subject to Sections 5, 7, 10, and 11 below, Executive will be entitled to the following benefits:
(a)Severance Benefits. The Company shall pay the Executive (i) eighteen (18) months of his or her monthly base salary (at the rate in effect immediately prior to the actions that resulted in the Qualifying Termination), and (ii) pro-rata payment of Executive’s then-current target bonus amount. Such severance payment shall be paid in accordance with the Company’s standard payroll procedures. The Executive will receive his or her severance payments in a cash lump-sum which will be made on the first business day occurring after the sixtieth (60th) day following the Separation, provided that the Release Conditions have been satisfied.
(b) Equity. Each of Executive’s then outstanding Equity Awards shall accelerate and become vested and exercisable as though Executive had provided an additional twelve (12) months of service to the Company. Subject to Section 5, the accelerated vesting described above shall be effective as of the Separation.
(c)Extension of Exercise Period. To the extent applicable, each of Executive’s then-outstanding vested options to purchase shares of Company common stock (“Options”) will remain outstanding and exercisable for twelve (12) months following the Qualifying Termination (provided that in no event will the terminated Executive’s Options remain outstanding beyond the expiration of the Option’s maximum term).

(d)Continued Employee Benefits. If Executive timely elects continued coverage under the Consolidated Omnibus Budget Reconciliation Act (“COBRA”), the Company shall continue Executive’s coverage under the Company’s health, dental and vision plans, including coverage for the Executive’s eligible dependents, for the fifteen (15) month period following the Executive’s Separation or, if earlier, until Executive is eligible to be covered under another substantially equivalent medical insurance plan by a subsequent employer. Notwithstanding the foregoing, the Company may elect to provide Executive, in lieu of any portion of such continued coverage, taxable installment payments equal in amount to the applicable premiums in effect as of Executive’s Separation for the remainder of the fifteen (15) month continuation period; provided that, Executive shall have no right to an additional gross-up payment to account for the fact that such COBRA premium amounts are paid on an after-tax basis.
4.CIC Qualifying Termination. If the Executive is subject to a CIC Qualifying Termination, then, subject to Sections 5, 7, 10, and 11 below, Executive will be entitled to the following benefits, which shall be mutually exclusive of any benefits provided under Section 3:
(a)Severance and Bonus Payments. The Company or its successor shall pay the Executive (i) eighteen (18) months of his or her monthly base salary (at the rate in effect immediately prior to the actions that resulted in the Separation), (ii) 150% of Executive’s then-current target bonus opportunity, and (iii) pro-rata payment of Executive’s then-current target bonus amount. Such payment shall be paid in a cash lump sum payment in accordance with the Company’s standard payroll procedures, which payment will be made on the first business day occurring after the sixtieth (60th) day following the Separation, provided that the Release Conditions have been satisfied. For the avoidance of doubt, in the event that a Change of Control occurs within three (3) months following a Qualifying Termination, then, provided that such Qualifying Termination followed a Potential Change of Control, the Executive shall receive additional payments as necessary in order to provide the benefits described in this Section 4(a).
(b)Equity. Each of Executive’s then outstanding Equity Awards, shall accelerate and become vested and exercisable as to 100% of the total shares underlying such Equity Awards. Subject to Section 5, the accelerated vesting described above shall be effective as of the Separation. For the avoidance of doubt, in order to give effect to the acceleration contemplated by this Section 4(b), each of Executive’s outstanding Equity Awards shall remain outstanding and eligible to vest (solely pursuant to the terms of this Section 4(b)) for a period of three (3) months following a Qualifying Termination in order to give effect to this Section 4(b). Further, following the application of such acceleration, each of Executive’s then-outstanding vested Options will remain outstanding and exercisable for twelve (12) months following the CIC Qualifying Termination (provided that in no event will the terminated Executive’s Options remain outstanding beyond the expiration of the Option’s maximum term). For the avoidance of doubt, in the event that a Change of Control occurs within three (3) months following a Qualifying Termination, then, provided that such Qualifying Termination followed a Potential Change of Control and notwithstanding the acceleration provided under Section 3(b) of this Agreement, the Executive’s Equity Awards shall accelerate in full pursuant to the provisions of this Section 4(b) and shall remain eligible to vest to the extent necessary to give effect to this sentence.
(c)Continued Employee Benefits. If Executive timely elects continued coverage under the Consolidated Omnibus Budget Reconciliation Act (“COBRA”), the Company shall continue Executive’s coverage under the Company’s health, dental and vision plans, including coverage for the Executive’s eligible dependents, for the eighteen (18) month period following the Executive’s Separation or, if earlier, until Executive is eligible to be covered under another substantially equivalent medical insurance plan by a subsequent employer. Notwithstanding the foregoing, the Company may elect to provide Executive, in lieu of any portion of such continued coverage, taxable installment payments equal in amount to the applicable premiums in effect as of Executive Separation for the remainder of the eighteen (18) month continuation period; provided that, Executive shall have no right to an additional gross-up payment to account for the fact that such COBRA premium amounts are paid on an after-tax basis.
5.General Release. Any other provision of this Agreement notwithstanding, the benefits under Section 3 and 4 shall not apply unless the Executive (i) has executed a general release (in a form prescribed by the Company)

of all known and unknown claims that he or she may then have against the Company or persons affiliated with the Company and such release has become effective by no later than the 60th day following the date of Executive’s termination and (ii) has agreed not to prosecute any legal action or other proceeding based upon any of such claims. The release must be in the form prescribed by the Company, without alterations (this document effecting the foregoing, the “Release”). The Company will deliver the form of Release to the Executive within thirty (30) days after the Executive’s Separation. The Executive must execute, return, and make effective the Release within the time period specified in the form, but no later than 60 days following the Separation.
6.Accrued Compensation and Benefits. Notwithstanding anything to the contrary in Section 3 and 4 above, in connection with any termination of employment upon or following a Change in Control (whether or not a Qualifying Termination or CIC Qualifying Termination), the Company shall pay Executive’s earned but unpaid base salary and other vested but unpaid cash entitlements for the period through and including the termination of employment, including unused earned vacation pay (if applicable) and unreimbursed documented business expenses incurred by Executive prior to the date of termination (collectively “Accrued Compensation and Expenses”), as required by law and applicable Company plans or policies. In addition, Executive shall be entitled to any other vested benefits earned by Executive for the period through and including the termination date of Executive’s employment under any other employee benefit plans and arrangements maintained by the Company, in accordance with the terms of such plans and arrangements, except as modified herein (collectively “Accrued Benefits”). Any Accrued Compensation and Expenses to which the Executive is entitled shall be paid to the Executive in cash as soon as administratively practicable after the termination, and, in any event, no later than two and one-half (2-1/2) months after the end of the taxable year of the Executive in which the termination occurs or at such earlier time as may be required by Section 11 below or to such lesser extent as may be mandated by Section 10 below. Any Accrued Benefits to which the Executive is entitled shall be paid to the Executive as provided in the relevant plans and arrangements.
7.Covenants.
(a)Invention Assignment and Confidentiality Agreement. The Executive agrees and acknowledges that the Executive is bound by the Employee Invention Assignment and Confidentiality Agreement entered into by and between the Executive and the Company (the “Confidentiality Agreement”), including but not limited to the Executive’s confidentiality, non-competition and non-solicitation obligations, if any, thereunder.
(b)Non-Competition. The Executive agrees that, during his or her employment with the Company, he or she shall not engage in any other employment, consulting or other business activity (whether full-time or part-time) that would create a conflict of interest with the Company.
(c)Cooperation and Non-Disparagement. The Executive agrees that, during the six (6) month period following his or her cessation of employment, he or she shall cooperate with the Company in every reasonable respect and shall use his or her best efforts to assist the Company with the transition of Executive’s duties to his or her successor. The Executive further agrees that he or she shall not in any way or by any means disparage the Company, the members of the Company’s Board of Directors or the Company’s officers and employees.
8.Definitions.
(a)“Cause” means (a) an unauthorized use or disclosure by Executive of the Company’s confidential information or trade secrets, which use or disclosure causes material harm to the Company, (b) a material breach of any agreement between Executive and the Company, (c) a material failure to comply with the Company’s written policies or rules that has caused or is reasonably likely to cause material financial, reputational, or other injury to the Company, its successor, or its affiliates, or any of their business, (d) conviction of, or plea of “guilty” or “no contest” to, a felony under the laws of the United States or any state thereof, (e) willful misconduct that has caused or is reasonably likely to cause material injury to the Company, its successor, or its affiliates, or any of their business, (f) embezzlement, or (g) failure to cooperate with the Company in any investigation or formal proceeding if the Company has requested Executive’s reasonable cooperation.

(b)“Code” means the Internal Revenue Code of 1986, as amended.
(c)“Change in Control.” For all purposes under this Agreement, a Change in Control shall mean a “Corporate Transaction,” as such term is defined in the Company’s 2020 Equity Incentive Plan, as may be amended from time to time, provided that the transaction (including any series of transactions) also qualifies as a change in control under U.S. Treasury Regulation 1.409A-3(i)(5)(v) or 1.409A-3(i)(5)(vii).
(d)“CIC Qualifying Termination” means a Separation (A) within twenty-four (24) months following a Change in Control or (B) within three (3) months preceding a Change in Control (but as to part (B), only if the Separation occurs after a Potential Change in Control) resulting, in either case (A) or (B), from (i) the Company terminating the Executive’s employment for any reason other than Cause or (ii) the Executive voluntarily resigning his or her employment for Good Reason. A termination or resignation due to the Executive’s death or disability shall not constitute a CIC Qualifying Termination. A “Potential Change in Control” means the date of execution of a legally binding and definitive agreement for a corporate transaction which, if consummated, would constitute the applicable Change in Control (which for the avoidance of doubt, would include a merger agreement, but not a term sheet for a merger agreement). In the case of a termination following a Potential Change in Control and before a Change in Control, solely for purposes of benefits under this Agreement, the date of Separation will be deemed the date the Change in Control is consummated.
(e)“Equity Awards” means all Options as well as any and all other stock-based awards granted to the Executive. For purposes of this Agreement, Equity Awards shall exclude any awards that vest upon the satisfaction of performance criteria, which shall be treated as provided in the applicable award agreements.
(f)“Good Reason” means, without the Executive’s consent, (i) a material reduction in the Executive’s level of responsibility and/or scope of authority in a manner that disproportionately adversely affects the Executive, as compared to all other Company officers, provided, however that the unilateral change, by a surviving or acquiring entity (or its parent) in the Executive’s title and duties to a position that is comparable in salary with respect to the acquired or surviving entity or a division or unit thereof created out of the Company or its assets (whether it becomes a subsidiary, unit or division) to the Executive’s current position shall not constitute “Good Reason,” (ii) a reduction by more than 10% in Executive’s base salary (other than a reduction generally applicable to executive officers of the Company and in generally the same proportion as for the Executive), or (iii) relocation of the Executive’s principal workplace by more than thirty-five (35) miles from Executive’s then current place of employment. For the Executive to receive the benefits under this Agreement as a result of a voluntary resignation under this subsection (e), all of the following requirements must be satisfied: (1) the Executive must provide notice to the Company of his or her intent to assert Good Reason within sixty (60) days of the initial existence of one or more of the conditions set forth in subclauses (i) through (iii); (2) the Company will have thirty (30) days (the “Company Cure Period”) from the date of such notice to remedy the condition and, if it does so, the Executive may withdraw his or her resignation or may resign with no benefits; and (3) any termination of employment under this provision must occur within ten (10) days of the earlier of expiration of the Company Cure Period or written notice from the Company that it will not undertake to cure the condition set forth in subclauses (i) through (iii). Should the Company remedy the condition as set forth above and then one or more of the conditions arises again within twelve months following the occurrence of a Change in Control, the Executive may assert Good Reason again subject to all of the conditions set forth herein.
(g)“Release Conditions” mean the following conditions: (i) Company has received the Executive’s executed Release and (ii) any rescission period applicable to the Executive’s executed Release has expired.
(h)“Qualifying Termination” means a Separation that is not a CIC Qualifying Termination, but which results from (i) the Company terminating the Executive’s employment for any reason other than Cause or (ii) the Executive voluntarily resigning his or her employment for Good Reason. A termination or resignation due to the Executive’s death or disability shall not constitute a Qualifying Termination.
(i)“Separation” means a “separation from service,” as defined in the regulations under Section 409A of the Code.

9.Successors.
(a)Company’s Successors. The Company shall require any successor (whether direct or indirect and whether by purchase, lease, merger, consolidation, liquidation or otherwise) to all or substantially all of the Company’s business and/or assets to assume this Agreement and to agree expressly to perform this Agreement in the same manner and to the same extent as the Company would be required to perform it in the absence of a succession. For all purposes under this Agreement, the term “Company” shall include any successor to the Company’s business and/or assets or which becomes bound by this Agreement by operation of law.
(b)Executive’s Successors. This Agreement and all rights of the Executive hereunder shall inure to the benefit of, and be enforceable by, the Executive’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.
10.Golden Parachute Taxes.
(a)Best After-Tax Result. In the event that any payment or benefit received or to be received by Executive pursuant to this Agreement or otherwise (“Payments”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code and (ii) but for this subsection (a), be subject to the excise tax imposed by Section 4999 of the Code, any successor provisions, or any comparable federal, state, local or foreign excise tax (“Excise Tax”), then, subject to the provisions of Section 11, such Payments shall be either (A) provided in full pursuant to the terms of this Agreement or any other applicable agreement, or (B) provided as to such lesser extent which would result in no portion of such Payments being subject to the Excise Tax (“Reduced Amount”), whichever of the foregoing amounts, taking into account the applicable federal, state, local and foreign income, employment and other taxes and the Excise Tax (including, without limitation, any interest or penalties on such taxes), results in the receipt by Executive, on an after-tax basis, of the greatest amount of payments and benefits provided for hereunder or otherwise, notwithstanding that all or some portion of such Payments may be subject to the Excise Tax. Unless the Company and Executive otherwise agree in writing, any determination required under this Section shall be made by independent tax counsel designated by the Company and reasonably acceptable to Executive (“Independent Tax Counsel’), whose determination shall be conclusive and binding upon Executive and the Company for all purposes. For purposes of making the calculations required under this Section, Independent Tax Counsel may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code; provided that Independent Tax Counsel shall assume that Executive pays all taxes at the highest marginal rate. The Company and Executive shall furnish to Independent Tax Counsel such information and documents as Independent Tax Counsel may reasonably request in order to make a determination under this Section. The Company shall bear all costs that Independent Tax Counsel may reasonably incur in connection with any calculations contemplated by this Section. In the event that Section 10(a)(ii)(B) above applies, then based on the information provided to Executive and the Company by Independent Tax Counsel, Executive may, in Executive’s sole discretion and within thirty (30) days of the date on which Executive is provided with the information prepared by Independent Tax Counsel, determine which and how much of the Payments (including the accelerated vesting of equity compensation awards) to be otherwise received by Executive shall be eliminated or reduced (as long as after such determination the value (as calculated by Independent Tax Counsel in accordance with the provisions of Sections 280G and 4999 of the Code) of the amounts payable or distributable to Executive equals the Reduced Amount). If the Internal Revenue Service (the “IRS”) determines that any Payment is subject to the Excise Tax, then Section 10(b) hereof shall apply, and the enforcement of Section 10(b) shall be the exclusive remedy to the Company.
(b)Adjustments. If, notwithstanding any reduction described in Section 10(a) hereof (or in the absence of any such reduction), the IRS determines that Executive is liable for the Excise Tax as a result of the receipt of one or more Payments, then Executive shall be obligated to surrender or pay back to the Company, within one-hundred twenty (120) days after a final IRS determination, an amount of such payments or benefits equal to the “Repayment Amount.” The Repayment Amount with respect to such Payments shall be the smallest such amount, if any, as shall be required to be surrendered or paid to the Company so that Executive’s net proceeds with respect to such Payments (after taking into account the payment of the Excise Tax imposed on such Payments) shall be maximized. Notwithstanding the foregoing, the Repayment Amount with respect to such Payments shall be zero (0)

if a Repayment Amount of more than zero (0) would not eliminate the Excise Tax imposed on such Payments or if a Repayment Amount of more than zero would not maximize the net amount received by Executive from the Payments. If the Excise Tax is not eliminated pursuant to this Section 10(b), Executive shall pay the Excise Tax.
11.Miscellaneous Provisions.
(a)Section 409A. To the extent (i) any payments to which Executive becomes entitled under this Agreement, or any agreement or plan referenced herein, in connection with Executive’s termination of employment with the Company constitute deferred compensation subject to Section 409A of the Code and (ii) Executive is deemed at the time of such termination of employment to be a “specified” employee under Section 409A of the Code, then such payment or payments shall not be made or commence until the earlier of (i) the expiration of the six (6)-month period measured from the Executive’s Separation; or (ii) the date of Executive’s death following such Separation; provided, however, that such deferral shall only be effected to the extent required to avoid adverse tax treatment to Executive, including (without limitation) the additional twenty percent (20%) tax for which Executive would otherwise be liable under Section 409A(a)(1)(B) of the Code in the absence of such deferral. Upon the expiration of the applicable deferral period, any payments which would have otherwise been made during that period (whether in a single sum or in installments) in the absence of this paragraph shall be paid to Executive or Executive’s beneficiary in one lump sum (without interest). Except as otherwise expressly provided herein, to the extent any expense reimbursement or the provision of any in-kind benefit under this Agreement (or otherwise referenced herein) is determined to be subject to (and not exempt from) Section 409A of the Code, the amount of any such expenses eligible for reimbursement, or the provision of any in-kind benefit, in one calendar year shall not affect the expenses eligible for reimbursement or in kind benefits to be provided in any other calendar year, in no event shall any expenses be reimbursed after the last day of the calendar year following the calendar year in which Executive incurred such expenses, and in no event shall any right to reimbursement or the provision of any in-kind benefit be subject to liquidation or exchange for another benefit. To the extent that any provision of this Agreement is ambiguous as to its exemption or compliance with Section 409A, the provision will be read in such a manner so that all payments hereunder are exempt from Section 409A to the maximum permissible extent, and for any payments where such construction is not tenable, that those payments comply with Section 409A to the maximum permissible extent. To the extent any payment under this Agreement may be classified as a “short-term deferral” within the meaning of Section 409A, such payment shall be deemed a short-term deferral, even if it may also qualify for an exemption from Section 409A under another provision of Section 409A. Payments pursuant to this Agreement (or referenced in this Agreement) are intended to constitute separate payments for purposes of Section 1.409A-2(b)(2) of the regulations under Section 409A. To the extent any nonqualified deferred compensation subject to Section 409A payable to Executive hereunder could be paid in one or more taxable years depending upon Executive completing certain employment-related actions (such as resigning after a failure to cure a Good Reason event and/or returning an effective release), then any such payments will commence or occur in the later taxable year to the extent required by Code Section 409A.
(b)Other Arrangements. This Agreement supersedes any and all cash severance arrangements and vesting acceleration arrangements on change in control under any prior option agreement, restricted stock unit agreement, severance and salary continuation arrangements, programs and plans which were previously offered by the Company to the Executive, including change in control severance arrangements and vesting acceleration arrangements pursuant to an employment agreement or offer letter, and Executive hereby waives Executive’s rights to such other benefits. In no event shall any individual receive cash severance benefits under both this Agreement and any other severance pay or salary continuation program, plan or other arrangement with the Company. For the avoidance of doubt, in no event shall Executive receive payment under both Section 3 and Section 4 with respect to Executive’s Separation. Notwithstanding the foregoing, or any provision of this Agreement to the contrary, the Board may accelerate, in full or in part, the vesting of the Equity Awards in its sole discretion, including, without limitation, upon termination of Executive’s employment or upon a Change in Control.
(c)Dispute Resolution. To ensure rapid and economical resolution of any and all disputes that might arise in connection with this Agreement, Executive and the Company agree that any and all disputes, claims, and causes of action, in law or equity, arising from or relating to this Agreement or its enforcement, performance, breach, or interpretation, will be resolved solely and exclusively by final, binding, and confidential arbitration, by a single arbitrator, in Santa Clara County, and conducted by Judicial Arbitration & Mediation Services, Inc. (“JAMS”) under its then-existing employment rules and procedures. Nothing in this section, however, is intended to prevent either party from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration. Each party to an arbitration or litigation hereunder shall be responsible for the payment of its own attorneys’ fees.
(d)Notice. Notices and all other communications contemplated by this Agreement shall be in writing and shall be deemed to have been duly given when personally delivered or when mailed by U.S. registered or certified mail, return receipt requested and postage prepaid or deposited with Federal Express Corporation, with shipping charges prepaid. In the case of the Executive, mailed notices shall be addressed to him or her at the home address which he or she most recently communicated to the Company in writing. In the case of the Company, mailed notices shall be addressed to its corporate headquarters, and all notices shall be directed to the attention of its Secretary.
(e)Waiver. No provision of this Agreement shall be modified, waived or discharged unless the modification, waiver or discharge is agreed to in writing and signed by the Executive and by an authorized officer of the Company (other than the Executive). No waiver by either party of any breach of, or of compliance with, any condition or provision of this Agreement by the other party shall be considered a waiver of any other condition or provision or of the same condition or provision at another time.
(f)Withholding Taxes. All payments made under this Agreement shall be subject to reduction to reflect taxes or other charges required to be withheld by law.
(g)Severability. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision hereof, which shall remain in full force and effect.
(h)No Retention Rights. Nothing in this Agreement shall confer upon the Executive any right to continue in service for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Company or any subsidiary of the Company or of the Executive, which rights are hereby expressly reserved by each, to terminate his or her service at any time and for any reason, with or without Cause.
(i)Choice of Law. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of California (other than its choice-of-law provisions).

IN WITNESS WHEREOF, each of the parties has executed this Agreement, in the case of the Company by its duly authorized officer, as of the day and year first above written.

EXECUTIVE	PUBMATIC, INC.
/s/ Rajeev Goel	/s/ Steve Pantelick
Rajeev Goel	By:	Steve Pantelick
	Title:	Chief Financial Officer